

Mail Stop 3720

May 8, 2008

Ms. Mary Agnes Wilderotter
Chairman of the Board, President and
 Chief Executive Officer
Citizens Communications Company
3 High Ridge Park
Stamford, Connecticut 06905

> **RE:** **Citizens Communications Company**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-11001**

Dear Ms. Wilderotter:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K
Part II. Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
Overview

1.   In future filings, address what steps management is taking to reverse the negative trends affecting your financial results. We note that you have identified intense competition across your product lines, which has led to a decline in your revenues in recent periods that is expected to continue in 2008.

Part III. Item 11 Executive Compensation

Compensation Discussion and Analysis
Annual Bonus Plan

2.   In future filings, disclose the targets for your profit goals and describe how your CEO
and compensation committee evaluated performance of your named executive officers
against your particular profit, product and people goals to determine the actual payouts
for each. For example for 2007, it is not clear how success or failure was measured with
respect to your product goals and sales targets.

Financial Statements
(3) Acquisition of Commonwealth Telephone and Global Valley Networks, page F-14

3.   We note on page F-14 that your final allocation of the Commonwealth purchase price
reflects a decrease of $236.5 million in the value of the acquired customer base as
compared to your preliminary estimate. Please disclose here and in MD&A the reason(s)
for the revision in the estimated value and its implications, and explain to us why it was
necessary for you to make such a significant revision. Specifically address the following
questions in your MD&A and footnote disclosures, and in your response to us.

a.   Explain to us why your valuation of the acquired customer base was not finalized when
you recorded the purchase. Identify for us the information that you were awaiting, that
was not available to management in the period the acquisition was originally recorded.

b.   Tell us how you originally estimated the fair value of the acquired customer base and
how you determined the final valuation. Identify for us all differences in assumptions
and estimates, and explain why they changed and why it is appropriate to reflect the
revised assumptions and estimates in your purchase accounting. Also, please confirm to
us that your final valuation does not reflect any information that did not exist at the
acquisition date.

c.   Explain to readers how this revision in your purchase price allocation will impact your
future results of operations as compared to what was anticipated in your preliminary
purchase price allocation. The impact of the decrease in future amortization expense
should be transparent.

d.   It appears, since the value of the acquired customer base is significantly less than what
you originally thought when determining the fairness of the Commonwealth purchase
price, you may have overpaid for Commonwealth. Explain to investors the implications
of this revision on the fairness of the Commonwealth purchase price. Also, explain how
this revision reflects a lower likelihood of fully realizing all of the benefits anticipated
when deciding to consummate the purchase.

e.   Explain the implications of the revision in your purchase price allocation on the
realizability of the acquired Commonwealth goodwill. Also, please expand your policy
for measuring goodwill impairment in Note 1(f) to clarify how you test for impairment.

Specifically explain if you test at an operating segment or at a reporting unit level. In this regard, it seems it should be possible for you to test goodwill associated with a discrete business acquisition at that level. We refer you to paragraph 50 of SFAS No. 141 and paragraph 30 of SFAS No. 142.

(6) Accounts Receivable

4.   With a view towards expanded MD&A disclosure, explain to us the facts and circumstances concerning the activity under "charged to other accounts receivable" in the table under Note (6). Tell us your offsetting entries to the $80 million credit in 2006 and the $77.9 million debit in 2007. If your accounting had a material impact on your results of operations, you should discuss fully in MD&A.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, staff attorney, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely

Larry Spirgel
Assistant Director

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
AD11
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561**



TELEC   EET

DATE: May 8, 2008

TO:

RECIPIENT'S NAME: Mr. Donald Shassian
                              Chief Financial Officer

FAX NUMBER: 203-614-4661

**TELEPHONE NUMBER:
REGISTRANT:**   Citizens Communications Co.

FROM:

SENDER'S NAME: Joseph M. Kempf

DIRECT DIAL NUMBER: 202-551-3352

FACSIMILE NUMBER: 202-772-9205

NO. OF PAGES, INCLUDING FACSIMILE COVER PAGE: 5